UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2020

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

GCP Applied Technologies Inc.

Full Name of Registrant

Former Name if Applicable

62 Whittemore Avenue

Address of Principal Executive Office (Street and Number)

Cambridge, Massachusetts 02140

City, State, Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As of March 1, 2021, GCP Applied Technologies Inc. (the “Company” or “we”) is unable to complete the filing of its Annual Report on Form 10-K (“Form 10-K”) for the year ended December 31, 2020 within the prescribed time without unreasonable effort or expense.    As disclosed in its press release dated February 23, 2021, in connection with the management transitions that occurred in late 2020, the Company reviewed its accounting procedures and identified material weaknesses within certain controls which require revisions to prior period financial statements. The identification of these material weaknesses has caused delays in the completion of the audit of the financial statements contained in the Form 10-K. The Company does not expect this to have a material impact on the financial statements reported in prior periods. The Company expects to file its Form 10-K within the fifteen-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

This notice contains certain forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) and information relating to the Company that are based on the beliefs of the management of the Company. These forward looking statements include, without limitation, statements regarding our material weaknesses in internal controls over financial reporting, the impact of the material weaknesses on our previously issued financial statements and the Company’s expectations that it will file the Form 10-K within the time period prescribed by Rule 12b-25. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Michael W. Valente	+1	(617) 876-1400
	(Name)	(Country Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

GCP APPLIED TECHNOLOGIES INC.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 1, 2021	By:	/s/ Michael W. Valente
Name: Michael W. Valente
Title: Vice President, General Counsel & Secretary